UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60616 / September 3, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13609

In the Matter of **UNIVERSAL EXPRESS, INC.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Universal Express, Inc. (Universal Express" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities (Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Universal Express, a Nevada corporation, has its principal place of business in Boca Raton, Florida. During 2001 through 2007, the company purported to operate a variety of developmental stage businesses, including WorldPost, a "private postal network" that supposedly negotiated group discounts on behalf of a network of independently owned postal stores. The common stock of USXP is registered with the Commission pursuant to Section 12(g) of the Exchange Act and until 2007 the company was required to file reports with the Commission on Forms 10-KSB and 10-QSB until February 2008, and thereafter on Form 10-K and Form 10-Q. The company's stock traded at relevant times on the OTC Bulletin Board. It is currently quoted on the "Pink Sheets" disseminated by Pink OTC Markets Inc.

B.   Universal Express has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it has not filed an Annual Report on Form 10-K or Form 10-KSB since June 2007 or periodic or quarterly reports on Form 10-Q or Form 10-QSB for any fiscal period subsequent to its fiscal quarter ending December 31, 2006.

C.   On April 2, 2007, a final judgment was entered against Universal Express which enjoined the company from further violations of Sections 5(a) and 5(c) of the Securities Act of 1933 ("Securities Act") and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; ordered the company to disgorge $9,959,829 in ill-gotten gains plus prejudgment interest of $1,986,827; and imposed civil penalties of $9,959,829 against the company pursuant to Section 20(d) of the Exchange Act in connection with the issuance of unregistered Universal Express stock and the issuance of false and misleading statements concerning the company's business operations, access to financing, and other matters between 2001 and 2004.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary